ICG CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ending December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,423,204
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		31
Changes in operating assets and liabilities:		
Accounts receivable - Trade		5,000
Related party receivable		(12,000)
Prepaid expenses		(470)
Loan receivble - member		(3,191)
Accounts payable - Trade		8,328
Accrued payroll		31,062
Refundable deposits		(4,617)
Deferred rent		2,092
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		1,449,439
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(1,834)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(1,834)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(1,398,000)
NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES		(1,398,000)
Net increase (decrease) in cash		49,605
Cash at the beginning of year		76,265
Cash at the end of year	$	125,870